

Paul Della Maggiora · 3rd

Chief Executive Officer at GoBeep, Inc.

Greenville-Spartanburg-Anderson, South Carolina Area · **Contact info**

500+ connections

GoBeep, Inc.

University of South Carolina-Columbia

Experience

Chief Executive Officer

GoBeep, Inc. · Full-time

Jan 2020 – Present · 2 yrs

Greenville, SC, United States

CEO and founder for Software as a Service startup focused on consumer data privacy that puts customers in control of who and how they share.

Senior Director, Global PreSales

NCR Corporation · Full-time

Jul 2015 – Jan 2020 · 4 yrs 7 mos

Greenville, SC

Led global team of Sales Engineers, Consulting Engineers and partners focused on retail, banking, and hospitality software systems with $1.2billion annual revenue target. Drove product improvement, customer advocacy, partner acceleration, and solution innovations. Led development of global training and certification for direct and partner technical sel ...see more

Future of Consumer retail behavior with...

Avaya

6 yrs 5 mos

Director, North American Sales Engineering

Jul 2013 – Jun 2015 · 2 yrs

Research Triangle Park, NC

Built mid-market technical go-to-market strategies while leading North American Sales Engineering. Transformed previous enterprise salesforce to sell 100% through channel and distributors. Focus on evolving Avaya's core mid-market software and services to cloud. Measured SE and SE Manager success on partner enablement success and revenu ...see more

Director, Global Channel Acceleration

Feb 2009 – Jul 2013 · 4 yrs 6 mos

Research Triangle Park, NC USA

Led strategic global initiatives to stimulate and accelerate strategic partner revenue growth. Using time to revenue, annual bookings, and partner self-sufficiency as measures, was able to improve all measures by at least 20% with strategic partners in North America, Europe, India, and South Africa. $440 million annual quota (2012). Forensic "Problem solve ...see more

Principal, Retail Leadership Consulting

Slingshot Consulting

Aug 2007 – Feb 2009 · 1 yr 7 mos

Research Triangle Park, NC USA

Principal consultant, provided leadership and technical sales guidance to technology VARs and individuals in technology, marketing, and technical sales acceleration.

Director, WorldWide Retail Consulting Engineering

Motorola Mobility (a Lenovo Company)

May 2004 – Sep 2007 · 3 yrs 5 mos

Research Triangle Park, NC USA

Led global product management and marketing team for Motorola's mobile computing and wireless software. $20m annual sales. Redesigned and re-launched applications, resulting in 60% increase in customer adoption in first year.

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Education

University of South Carolina-Columbia

BS, Computer Science

1986 – 1991

Activities and Societies: Delta Upsilon Fraternity, Student Paper, WUSC radio DJ

Licenses & certifications

Newchip Accelerator

Newchip Accelerator

Issued Sep 2020 · No Expiration Date

Credential ID 23100034

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APDS Video Collaboration Design

Avaya

Issued Oct 2013 · No Expiration Date

APSS Video Collaboration Sales

Avaya

Issued Oct 2013 · No Expiration Date

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